Exhibit 99.1

stability
oil
growth

high-impact value in Verenex

1.5 billion barrels original oil-in-place

26% growth in reserves per unit

VERMILION
ENERGY TRUST

Q3

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Forward-looking information

This document contains forward-looking financial and operational information including earnings, fund flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX - VET.UN) is pleased to report interim operating and unaudited financial results for the three and nine month periods ended September 30, 2008.

Third Quarter Highlights:

Ò
Recorded production of 31,927 boe/d in the third quarter of 2008 as compared to 33,743 boe/d in the second quarter of 2008.  Previously announced shut-in production in the Netherlands, combined with scheduled downtime in Australia were the primary drivers behind the production decline.  Production was relatively flat as compared to 32,172 boe/d recorded in the third quarter of 2007, and is expected to remain stable over the balance of the year.  Vermilion had projected softer production levels in the second half of 2008 and has maintained its 2008 production guidance unchanged between 32,000 and 33,000 boe/d.

Ò
Generated fund flows from operations of $131.8 million ($1.73 per unit) in the third quarter of 2008 compared to $190.3 million ($2.50 per unit) in the second quarter of 2008.  A significant draw on crude oil inventories in the second quarter of 2008 was the principal reason for the higher cash flow in the second quarter, as compared to the third quarter of 2008.   As only two shipments of crude occurred in each of Australia and the Aquitaine Basin in France, Vermilion’s crude oil inventory levels increased to 390,000 barrels at the end of the third quarter compared to 114,000 barrels at the end of the second quarter.

Ò
Vermilion distributed $0.57 per unit in the quarter, equivalent to 30% of fund flows from operations, representing the lowest cash payout ratio in its peer group of oil and gas income trusts.   Since converting to a trust in January 2003, Vermilion has distributed more than 100% of the initial unit price at the time of conversion and has never decreased its distribution payments.

Ò
Total payout comprising of net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred was 68% of fund flows from operations in the third quarter of 2008 and 50% year to date in 2008.

Ò
Vermilion further reduced its net debt from the second quarter by approximately $63 million to $222 million, equivalent to approximately 0.4 times annualized third quarter 2008 fund flows from operations.  Vermilion’s existing line of credit of $675 million is expected to be an important tactical advantage as Vermilion continues to pursue acquisitions.

Ò
Vermilion drilled 14 Drayton Valley and central Alberta wells in the third quarter of 2008, and continued its workover and recompletion programs in Canada and France.  On October 22, 2008, Vermilion began drilling the first of two wells at its Wandoo Field in Australia.  The plan is to drill both wells concurrently and Vermilion expects both wells will be drilled, completed and tied-in before year-end.

Ò
On September 8, 2008, Verenex Energy Inc., in which Vermilion holds approximately 18.8 million shares representing a 42.4% equity interest, announced that it has initiated a process to identify, examine and consider a range of strategic alternatives available to Verenex to maximize shareholder value.

Ò
Vermilion is well positioned to weather a prolonged global economic downturn and believes the distressed markets may provide the opportunity to acquire producing properties at attractive metrics.  The Trust’s conservative business model and low payout ratio are expected to provide a significant cushion in a low commodity price environment, which should enable Vermilion to maintain its current distribution levels for the foreseeable future.

HIGHLIGHTS
	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
Financial ($000’s CDN except unit and per unit amounts)	2008	2007	2008	2007
Petroleum and natural gas revenue	$245,712	$187,939	$816,576	$501,609
Fund flows from operations	131,834	98,757	441,577	259,796
Per unit, basic [1]	1.73	1.36	5.78	3.58
Capital expenditures	37,402	51,720	105,971	123,518
Acquisitions, including acquired working capital deficiency	959	14	46,387	129,239
Net debt			222,185	454,712
Reclamation fund contributions and asset retirement costs incurred	12,697	1,221	14,988	2,438
Cash distributions per unit	0.57	0.51	1.71	1.53
Distributions declared	39,810	33,949	118,652	100,825
Less DRIP	-	9,501	18,453	26,185
Net distributions	39,810	24,448	100,199	74,640
% of fund flows from operations distributed, gross	30%	34%	27%	39%
% of fund flows from operations distributed, net	30%	25%	23%	29%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred	$89,909	$77,389	$221,158	$200,596
% of fund flows from operations	68%	78%	50%	77%
Trust units outstanding [1]
Adjusted basic			76,904,192	73,584,337
Diluted			79,149,782	76,675,661
Weighted average trust units outstanding [1]
Adjusted basic			76,387,515	72,668,093
Diluted			78,114,281	75,222,465
Unit trading
High			$45.50	$39.25
Low			$31.00	$30.33
Close			$34.06	$36.40
Operations
Production
Crude oil (bbls/d)	17,479	18,222	17,848	16,775
Natural gas liquids (bbls/d)	1,563	1,643	1,590	1,482
Natural gas (mcf/d)	77,305	73,835	80,834	74,875
Boe/d (6:1)	31,927	32,172	32,910	30,737
Average reference price
WTI ($US/bbl)	$117.98	$75.38	$113.29	$66.23
Brent ($US/bbl)	114.78	74.87	111.02	67.13
AECO ($CDN/mcf)	7.74	5.18	8.62	6.55
Netherlands reference (Euro/GJ)	8.06	5.03	7.24	5.18
Foreign exchange rate ($US/$CDN)	0.96	0.96	0.98	0.91
Foreign exchange rate (Euro/$CDN)	0.64	0.70	0.65	0.67
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	100.83	79.27	112.93	71.24
Natural gas ($CDN/mcf)	9.71	6.34	9.71	7.17
Netbacks per boe (6:1)
Operating netback	56.31	41.04	61.69	39.52
Fund flows netback	44.86	33.37	48.97	30.97
Operating costs	$12.10	$10.16	$11.31	$10.15
1   Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

OUTLOOK

Vermilion expects fourth quarter production volumes will remain stable near 32,000 boe/d.  Normal production declines in Canada, France and the Netherlands will be offset by slightly higher Australian volumes as no significant downtime is planned at Wandoo in the fourth quarter.   Accordingly, Vermilion is maintaining production guidance between 32,000 and 33,000 boe/d for 2008.  New production from the two wells that are currently drilling at Wandoo is expected to be tied-in near the end of 2008 and will not have a significant impact on fourth quarter 2008 volumes.  Production from each of these wells is expected at approximately 1,000 boe/d.

Capital expenditures in the fourth quarter are projected at approximately $85 million, with roughly half of that amount aimed at the Wandoo drilling program.  Vermilion expects year-end net debt to approach $260 million, representing less than six months trailing cash flow.

Vermilion anticipates a capital expenditure program of between $175 million and $250 million for 2009.  The Trust believes one of its primary responsibilities is to maintain a stable stream of distributions for unitholders, and Vermilion does not anticipate any change in distributions in 2009.  Management also believes that the Trust’s strong balance sheet provides a good opportunity to pursue acquisitions in a more favourable ‘buyer’s market’ for property transactions.

In 2009, Vermilion is projecting record activity levels in France and the Netherlands and a slight slowdown in western Canadian activity.  Australian capital spending in 2009 will be limited to maintenance capital spending as the trust assesses the performance of the 2008 drilling activity.  Approximately one-third of Vermilion’s 2009 capital expenditure program is geared towards non-reserve-additive activities, including long term studies related to the waterflood and enhanced oil recovery programs, seismic and land expenditures and subsurface and facilities maintenance.  This portion of the capital program is focused on the potentially significant expansion and long-term sustenance of Vermilion’s existing reservoirs.

Approximately 40% to 45% of Vermilion’s 2009 capital program will be focused in France, where Vermilion anticipates drilling six to ten wells in its most active program in France since 1998.  Besides new wells in the Champotran/La Torche field, drilling plans include a water injection well at Les Mimosas to support oil production from that field.  New drilling in the Parentis field is being temporarily deferred until commodity prices rebound.  Vermilion will continue with a robust workover and recompletion program in the Chaunoy, Cazaux and Parentis fields.

Approximately 25% to 30% of the capital program is earmarked for Canada, where Vermilion will maintain its successful natural gas drilling, workover and recompletion program in Drayton Valley and a smaller coalbed methane and shallow gas program in Central Alberta.

In the Netherlands, subsidence concerns led Vermilion to shut in approximately 1,000 boe/d of production in July 2008.  Vermilion has applied to re-instate 150 boe/d and is reviewing new reservoir data, but has not made any decision regarding the balance of this production.  Approximately one quarter of the 2009 capital program is aimed at the Netherlands, where Vermilion hopes to drill four to five wells in 2009.  None of the drilling will be in the area affected by subsidence concerns.  Potential additional production volumes from this drilling program are excluded from Vermilion’s 2009 guidance figures, as drilling is not expected to begin until the third quarter of 2009 with tie-in expected at year-end.

Preliminary production estimates reflect average volumes in 2009 of between 31,500 and 33,000 boe/d.

Verenex Energy Inc., in which Vermilion holds approximately 18.8 million shares representing a 42.4% equity interest, announced that it has initiated a process to identify, examine and consider a range of strategic alternatives available to Verenex to maximize shareholder value.  The company continues to achieve positive drilling results in Libya. On November 6, 2008 Verenex announced that its two most recent wells have also encountered hydrocarbons in the target zones.  To date, Verenex has drilled sixteen wells, all of which encountered hydrocarbons.  Eleven of these wells, which include nine new field exploration wells and two appraisal wells have been tested at combined rates of 98,000 boe/d of production.  The company is developing a commerciality application that contemplates an initial production phase of up to 50,000 boe/d.

On November 3, 2008, Verenex reported that DeGolyer and McNaughton (“D&M”), an independent engineering firm, provided an updated assessment of oil and gas resources in Verenex's discoveries and portfolio of exploration prospects in Area 47.  In summary, the aggregate of D&M's updated September 30, 2008 best estimate of gross contingent resources and risked mean estimate of gross prospective resources, on an oil equivalent basis, has increased by 36% to approximately 2.15 billion barrels.

Verenex is a Canada-based, international oil and gas exploration and production company with a world-class discovered resource base and exploration portfolio in the Ghadames Basin in Libya. Under the EPSA terms for Area 47, Verenex is the operator and holds a 50% working interest in the initial 5-year Exploration Period which reduces to 25% for any commercial developments retained in a subsequent 25-year Exploitation Period. These working interest levels reflect the Company's required share of capital funding during the periods. In any commercial development scheme, Verenex would fund 25% of capital expenditures and 6.85% of operating costs and receive an initial production allocation (free of all taxes and royalties) of 6.85%.

Vermilion is well positioned to survive a prolonged global economic downturn.  The Trust’s strong financial position could prove advantageous as Vermilion continues to pursue acquisition opportunities.  A robust capital program is scheduled for 2009 to take advantage of a significant portfolio of organic growth opportunities.  Vermilion does not anticipate any change to its distribution levels in 2009, even under a low commodity price scenario.  The interests of Management and the Board of Directors are aligned with unitholders through the ownership of approximately 9% of the issued and outstanding Vermilion units (including exchangeable shares).

 (Signed “Lorenzo Donadeo”)

Lorenzo Donadeo
President and Chief Executive Officer
November 6, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated November 6, 2008 of Vermilion’s operating and financial results as at and for the three and nine month periods ended September 30, 2008 compared with the corresponding periods in the prior year.  This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended September 30, 2008 and the Trust’s audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with accompanying notes, as contained in the Trust’s 2007 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred.  Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations is reconciled to cash flows from operating activities below:

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Cash flows from operating activities	$168,251	$112,920	$517,152	$298,153
Changes in non-cash operating working capital	(39,403)	(15,384)	(80,852)	(40,795)
Asset retirement costs incurred	2,986	1,221	5,277	2,438
Fund flows from operations	$131,834	$98,757	$441,577	$259,796

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.  Acquisitions, including acquired working capital deficiency, is reconciled below:

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$959	$14	$46,387	$120,928
Corporate acquisition, net of cash acquired from consolidated statements of cash flows	-	-	-	-
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)	-	-	-	8,311
Acquisitions, including acquired working capital deficiency	$959	$14	$46,387	$129,239

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.  Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

($000’s)
	As at	As at	As at
	Sept 30, 2008	December 31, 2007	Sept 30, 2007
Long-term debt	$282,711	$452,490	$490,405
Current liabilities	214,903	150,620	184,780
Current assets	(275,429)	(186,252)	(220,473)
Net debt	$222,185	$416,858	$454,712

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.  Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Distributions declared	$39,810	$33,949	$118,652	$100,825
Issue of trust units pursuant to the distribution reinvestment plan	-	(9,501)	(18,453)	(26,185)
Net distributions	$39,810	$24,448	$100,199	$74,640

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.  This measure is reconciled to the relevant GAAP measures below:

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Distributions declared	$39,810	$33,949	$118,652	$100,825
Issue of trust units pursuant to the distribution reinvestment plan	-	(9,501)	(18,453)	(26,185)
Drilling and development of petroleum and natural gas properties	37,402	51,720	105,971	123,518
Contributions to reclamation fund	9,711	-	9,711	-
Asset retirement costs incurred	2,986	1,221	5,277	2,438
	$89,909	$77,389	$221,158	$200,596

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.  “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.  These measures are reconciled to the relevant GAAP measures below:

	As at	As at
	Sept 30, 2008	Sept 30, 2007
Trust units outstanding	69,845,521	66,745,459
Trust units issuable pursuant to exchangeable shares outstanding	7,058,671	6,838,878
Adjusted basic trust units outstanding	76,904,192	73,584,337
Potential trust units issuable pursuant to unit compensation plans	2,245,590	3,091,324
Diluted trust units outstanding	79,149,782	76,675,661

	As at	As at
	Sept 30, 2008	Sept 30, 2007
Basic weighted average trust units outstanding	69,322,375	65,829,215
Trust units issuable pursuant to exchangeable shares outstanding	7,065,140	6,838,878
Adjusted basic weighted average trust units outstanding	76,387,515	72,668,093

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance.  In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions.  These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results.  These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion drilled 14 wells (7.66 net) in the quarter in Drayton Valley and central Alberta, resulting in 4 gas wells (3.38 net) and 10 standing wells (4.28 net) waiting completion and tie-in.  Drilling activities are expected to resume in the Drayton Valley region in December.

France

A number of well workovers were completed in the third quarter, increasing production by approximately 300 boe/d over second quarter 2008 levels.  A similar level of activity is anticipated for the fourth quarter of 2008.

Reconstruction of the storage tanks at the Ambès terminal continues with a full re-start of the terminal expected in the first quarter of 2009.  Vermilion is reviewing the opportunity to assume operatorship of its portion of the Ambès loading and storage terminal, which would provide greater control over shipping, inventory and safety.

Netherlands

Permitting for the 2009 drilling program remains on schedule, and all permits are expected to be received before the end of the first quarter.  Subject to receipt of all approvals, Vermilion hopes to drill 4 to 5 wells in the Netherlands next year beginning in the third quarter.  The Trust continues to work towards the determination of the source of unexpected subsidence in the Harlingen area, but has not been able to make a significant determination at this point.  Vermilion is applying to have one of the Harlingen wells re-instated as this well appears to be isolated from the main pool.  This well accounts for approximately 150 boe/d of the 1,000 boe/d production that was shut in.  No production will be resumed until regulatory approval is received from the appropriate authorities.

Australia

Australia operations were focused on completing preparations for drilling.  Seadrill’s ‘Western Atlas’ jack-up rig arrived on location on October 20, 2008 and the Wandoo B14 commenced drilling on October 22, 2008.  The drilling and completion of the two wells is anticipated to be completed before year-end.

PRODUCTION

Average production in Canada during the third quarter of 2008 was 4,113 bbls/d of oil and NGLs and 51.5 mmcf/d of natural gas (12,693 boe/d) compared to 4,368 bbls/d of oil and NGLs and 51.3 mmcf/d of natural gas (12,915 boe/d) in the second quarter of 2008.  Canadian production is expected to experience normal declines in the fourth quarter of 2008, partly offset by ongoing completions and tie-ins.

Production in France averaged 8,872 boe/d in the third quarter of 2008, 336 boe/d higher than the 8,536 boe/d produced in the second quarter of 2008 driven by increasing workover activities.  Production should remain stable over the balance of 2008.

Production in the Netherlands averaged 4,142 boe/d in the third quarter of 2008, sharply lower than second quarter 2008 production of 4,980 boe/d.  Approximately 1,000 boe/d of production was shut in at Harlingen in mid-July and will remain shut in until a new production permit is obtained from regulators.  Accordingly, fourth quarter 2008 production is estimated to remain around 4,000 boe/d, reflecting the impact of the shut-in.

Australia production averaged 6,220 boe/d in the third quarter of 2008 as compared to 7,312 boe/d in the second quarter of 2008.  Third quarter production was reduced as a result of a scheduled platform turnaround that took longer than expected and some downtime related to drilling preparations.  Fourth quarter 2008 volumes are expected to recover to approximately 6,700 boe/d.

	Three Months Ended September 30, 2008				Nine Months Ended September 30, 2008
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,113	51.48	12,693	40	4,215	51.38	12,778	39
France	8,682	1.14	8,872	28	8,541	1.17	8,737	27
Netherlands	27	24.69	4,142	13	24	28.28	4,737	14
Australia	6,220	-	6,220	19	6,658	-	6,658	20
Total Production	19,042	77.31	31,927	100	19,438	80.83	32,910	100

	Three Months Ended September 30, 2007				Nine Months Ended September 30, 2007
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,084	45.61	11,686	36	4,093	47.62	12,030	39
France	8,804	1.19	9,002	28	8,568	1.17	8,763	29
Netherlands	22	27.04	4,529	14	46	26.09	4,394	14
Australia	6,955	-	6,955	22	5,550	-	5,550	18
Total Production	19,865	73.84	32,172	100	18,257	74.88	30,737	100

FINANCIAL OVERVIEW

During the three and nine month periods ended September 30, 2008 the Trust generated fund flows from operations of $131.8 million and $441.6 million, respectively.  For the same periods in 2007 the Trust generated fund flows from operations of $98.8 million and $259.8 million, respectively.  The increase in fund flows from operations of $33.0 million and $181.8 million for the three and nine month periods ended September 30, 2008 versus the corresponding periods in the prior year is largely the result of the year over year increase in commodity prices.  The GAAP measure, cash flows from operating activities similarly increased year over year to $168.3 million and $517.2 million for the three and nine month periods ended September 30, 2008 versus $112.9 million and $298.2 million for the same periods in 2007.

Increased year over year fund flows from operations have allowed Vermilion to further strengthen its financial position and at September 30, 2008 the Trust’s net debt was $222.2 million which represents a decrease of 46.7% from the net debt of $416.9 million at December 31, 2007.  The Trust’s long-term debt has decreased to $282.7 million at September 30, 2008 from $452.5 million at December 31, 2007.  At September 30, 2008 Vermilion’s net debt represented less than half of annualized fund flows from operations.

For the nine months ended September 30, 2008 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 50% versus 77% for the corresponding period in the prior year.  The year over year decrease in this metric relates to the significant increase in fund flows from operations associated with higher commodity prices through September 30, 2008.

CAPITAL EXPENDITURES

Total capital spending, including acquisitions for the three and nine month periods ended September 30, 2008 was $38.4 million and $152.4 million, respectively (three and nine month periods ended September 30, 2007, $51.7 million and $244.4 million, respectively).  On a year to date basis, non-acquisition capital spending decreased largely as a result of the costs incurred in 2007 to drill the Orca offshore well in France combined with higher levels of drilling in Canada in 2007 versus 2008.  Acquisition related capital decreased on a year to date basis from the prior year as a result of the 2007 acquisition of the remaining 40% interest in the Wandoo field, offshore Australia for $117.9 million partially offset by the purchase in the first quarter of 2008 of $44.1 million of producing properties in the Drayton Valley area.

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Land	$896	$1,326	$2,869	$2,398
Seismic	3,062	-	10,543	335
Drilling and completion	13,400	34,356	30,438	64,081
Production equipment and facilities	12,370	13,209	40,159	38,805
Recompletions	4,381	47	11,881	8,022
Other	3,293	2,782	10,081	9,877
	37,402	51,720	105,971	123,518
Acquisitions (excluding acquired working capital deficiency)	959	14	46,387	120,928
Total	$38,361	$51,734	$152,358	$244,446

REVENUE

Revenue for the three and nine month periods ended September 30, 2008 was $245.7 million and $816.6 million, respectively (three and nine month periods ended September 30, 2007, $187.9 million and $501.6 million, respectively).

Vermilion’s combined crude oil and NGL price was $100.83 per boe in the third quarter of 2008, an increase of 27% over the $79.27 per boe reported in the third quarter of 2007.  The natural gas price realized was $9.71 per mcf in the third quarter of 2008 compared to $6.34 per mcf in the third quarter of 2007, a 53% increase year over year.  The prices realized in 2008 reflect the year over year increase in oil and gas reference prices and resulted in higher revenue year over year.

($000’s except per boe and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Crude oil & NGLs	$176,643	$144,871	$601,463	$355,107
Per boe	$100.83	$79.27	$112.93	$71.24
Natural gas	69,069	43,068	215,113	146,502
Per mcf	$9.71	$6.34	$9.71	$7.17
Petroleum and natural gas revenue	$245,712	$187,939	$816,576	$501,609
Per boe	$83.65	$63.50	$90.56	$59.78

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies.  The extent of Vermilion’s hedging activities is driven, in part, by the state of the Trust’s balance sheet.  With current net debt levels being lower resulting in a very strong balance sheet, the Trust’s hedging activities have been minimal.  Vermilion has the following financial derivatives in place at September 30, 2008:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
Q4 2008	US$0.50/bbl	250	$ 69.00 - $ 90.00
Collar - BRENT
Q4 2008	-	500	$ 68.20 - $ 81.00
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$ 65.00 - $ 85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Put - AECO
July - October 2008	$0.35/GJ	2,500	$9.30
July - October 2008	$0.32/GJ	2,500	$9.55

The impact of Vermilion’s economic hedging program through the third quarter of 2008 decreased fund flows netbacks by $1.39 per boe ($1.51 per boe in the quarter) as the price of oil exceeded the ceiling on the majority of the Trust’s collars.  This compares to a hedging gain of $0.06 per boe in the first nine months of 2007 ($0.01 per boe gain in the quarter).

ROYALTIES

Royalties for the three and nine month periods ended September 30, 2008 were $12.03 per boe and $14.24 per boe, respectively (three and nine month periods ended September 30, 2007, $10.18 per boe and $8.15 per boe, respectively).  As a percent of sales for the three and nine months ended September 30, 2008, royalties were 14% and 16%, respectively (three and nine months ended September 30, 2007, 16% and 14% respectively).

Third quarter royalties as a percent of revenue remained relatively consistent in Canada and France compared to the third quarter of 2007.  In Australia royalties are reduced by capital investment in the country and third quarter royalties as a percent of revenue decreased as compared to the prior year as a result of higher levels of capital spending.  Vermilion is not subject to royalties in the Netherlands.

($000’s except per boe and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Crude oil & NGLs	$25,975	$25,856	$101,075	$50,714
Per boe	$14.83	$14.15	$18.98	$10.17
Natural gas	9,365	4,270	27,288	17,702
Per mcf	$1.32	$0.63	$1.23	$0.87
Royalties	$35,340	$30,126	$128,363	$68,416
Per boe	$12.03	$10.18	$14.24	$8.15

OPERATING COSTS

Operating costs per boe for the three and nine month periods ended September 30, 2008 were $12.10 and $11.31, respectively (three and nine month periods ended September 30, 2007, $10.16 and $10.15, respectively).  Canadian operating costs have remained at a relatively consistent level on a per boe basis for the quarter compared to the same period in the prior year, and increased for the nine months ended September 30, 2008 as a result of a favorable adjustment to equalization provisions that was realized during the second quarter of 2007 which reduced operating costs in that comparative period.  Canadian operating costs per boe have increased versus the second quarter of 2008 due to higher levels of spending related to well intervention work.  Operating costs per boe in France have increased for the quarter and year to date periods versus the same periods in the prior year and have remained at relatively consistent levels since the fourth quarter of 2007.  Australian operating costs have increased for the quarter and year to date periods compared to the prior year as a result of increased levels of diesel and power consumption in the third quarter of 2008 coupled with lower production due to reservoir testing in July and scheduled shutdown events in September.  In the Netherlands, operating costs on a per boe basis have increased for the three and nine months ended September 30, 2008 due to higher power and salary costs.  In addition, operating costs per boe in the third quarter of 2008 were higher as a result of the shut-in of production at Harlingen in mid-July as a result of subsidence concerns.

($000’s except per boe and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Crude oil & NGLs	$22,050	$17,675	$61,831	$52,523
Per boe	$12.59	$9.67	$11.61	$10.54
Natural gas	13,489	12,392	40,160	32,676
Per mcf	$1.90	$1.82	$1.81	$1.60
Operating	$35,539	$30,067	$101,991	$85,199
Per boe	$12.10	$10.16	$11.31	$10.15

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambès Terminal that occurred in January 2007.  In early March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations ceased.  As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery.  Transportation costs in France are relatively consistent year over year and will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Transportation	$4,980	$6,304	$17,380	$16,919
Per boe	$1.70	$2.13	$1.93	$2.02

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses per boe for the three and nine month periods ended September 30, 2008 were $2.57 and $2.18, respectively (three and nine month periods ended September 30, 2007, $1.55 and $1.78, respectively).  The increase per boe from 2007 is associated with increased staffing levels and employee retention costs combined with a reduction in costs allocated to specific projects.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
General and administration	$7,541	$4,584	$19,627	$14,967
Per boe	$2.57	$1.55	$2.18	$1.78

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and nine month periods ended September 30, 2008 was $4.5 million and $13.7 million, respectively (three and nine month periods ended September 30, 2007, $3.7 million and $13.1 million, respectively).  For 2008, this expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan.  The 2007 figures also include expense associated with the Trust Unit Rights Incentive Plan, the value of which had been fully amortized by December 31, 2007 resulting in no expense for this plan being recognized in 2008.  Total unit based compensation expense has remained relatively consistent on a year to date basis compared with the prior year.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Unit based compensation	$4,454	$3,704	$13,704	$13,120
Per boe	$1.52	$1.25	$1.52	$1.56

INTEREST EXPENSE

Interest expense for the three and nine month periods ended September 30, 2008 was $2.7 million and $13.9 million, respectively (three and nine month periods ended September 30, 2007, $6.3 million and $15.7 million, respectively).  The decrease in interest expense for the quarter and year to date periods in 2008 versus 2007 is a result of lower debt levels.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Interest	$2,674	$6,345	$13,948	$15,693
Per boe	$0.91	$2.14	$1.55	$1.87

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and nine month periods ended September 30, 2008 were $21.69 and $21.22, respectively (three and nine month periods ended September 30, 2007, $18.07 and $18.08, respectively).  Depletion, depreciation and accretion rates for the quarter and year to date periods in 2008 have increased from the rates per boe for the same periods in 2007 due primarily to higher finding, development and acquisition costs incurred by the Trust.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Depletion, depreciation and accretion	$63,697	$53,475	$191,334	$151,699
Per boe	$21.69	$18.07	$21.22	$18.08

TAXES

Current taxes per boe for the three and nine month periods ended September 30, 2008 were $6.77 and $9.14, respectively (three and nine month periods ended September 30, 2007, $3.44 and $3.97, respectively).  The increase relates to additional taxes owing on higher revenues realized with the strengthening of commodity prices.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Current taxes	$19,874	$10,186	$82,442	$33,332
Per boe	$6.77	$3.44	$9.14	$3.97

FOREIGN EXCHANGE

During the nine month period ended September 30, 2008, a combined realized and unrealized foreign exchange loss of $6.0 million was recorded (nine month period ended September 30, 2007, gain of $14.3 million).  The combined loss through September 30, 2008 is comprised of a realized gain of $1.3 million and an unrealized non-cash loss of $7.3 million.  The year to date unrealized loss is related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations.  Since December 31, 2007, the Canadian dollar weakened against the Euro resulting in this unrealized loss.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Foreign exchange (gain) loss	$(19,204)	$(2,634)	$6,045	$(14,310)
Per boe	$(6.54)	$(0.89)	$0.67	$(1.71)

EARNINGS

Net earnings for the three and nine month periods ended September 30, 2008 were $86.9 million or $1.24 per unit and $215.4 million or $3.11 per unit, respectively (three and nine month periods ended September 30, 2007, $48.6 million or $0.73 per unit and $121.0 million or $1.84 per unit, respectively).  The increase in earnings is associated with higher commodity price levels in 2008 compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at September 30, 2008 was $222.2 million compared to $416.9 million as at December 31, 2007.

As at September 30, 2008, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million.  The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Vermilion purchased shares in Verenex Energy Inc. (“Verenex”) in the first quarter of 2008 for total consideration of $0.6 million.  After reflecting these additional shares, Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.

On May 14, 2008, Vermilion suspended the distribution reinvestment plan.  This suspension was effective June 16, 2008 and was the result of continued high commodity prices resulting in fund flows from operations that are in excess of the level needed to sustain the Trust’s business model.  Cash flows from financing activities for the three and nine month periods ended September 30, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of nil and $18.5 million, respectively.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

ASSET RETIREMENT OBLIGATION

At September 30, 2008, Vermilion’s asset retirement obligation was $181.2 million compared to $163.4 million as at December 31, 2007.  The increase is due mostly to the impact of accretion as well as the effect of foreign exchange rate changes on non-Canadian dollar denominated obligations.  When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the nine months ended September 30, 2008 and declared distributions totalling $118.7 million compared to $100.8 million for the same period in 2007.

Since inception, the Trust has declared $733.4 million in distributions to unitholders as compared to unitholders’ capital of $432.5 million at September 30, 2008.

Sustainability of Distributions

($000’s)
	Three Months Ended	Nine Months Ended	Year Ended	Year Ended
	September 30, 2008	September 30, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities	$168,251	$517,152	$349,890	$306,033
Net earnings	$86,949	$215,434	$164,286	$146,923
Distributions declared	$39,810	$118,652	$136,389	$130,638
Excess of cash flows from operating activities over cash distributions declared	$128,441	$398,500	$213,501	$175,395
Excess of net earnings over cash distributions declared	$47,139	$96,782	$27,897	$16,285

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

UNITHOLDERS’ EQUITY

During the nine month period ended September 30, 2008, approximately 2.5 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan.  Unitholders’ capital increased during the same period by $34.7 million as a result of the issuance of those units and by $16.9 million as a result of contributed surplus transfer related to unit based compensation plans.

As at October 31, 2008 there were 70,212,769 trust units outstanding.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.  As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at September 30, 2008 there were 4.3 million exchangeable shares outstanding at an exchange ratio of 1.62732 whereby 7.1 million trust units would be issuable upon conversion.  The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.  All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.  Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;

ii.	Revenues, royalties and operating costs include accruals based on estimates of management;

iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;

iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;

vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and

vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments - Disclosures”; and Section 3863, “Financial Instruments - Presentation”.  The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments.

On January 1, 2008, the Trust adopted Section 3031, “Inventories.”   The adoption of this standard did not impact the Trust’s consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of September 30, 2008.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program.  Through the end of 2008 the Trust anticipates that it will continue to research areas of difference between IFRS and Canadian GAAP and in 2009 the Trust will design and implement policies and processes allowing for the preparation of both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

NETBACKS (6:1)							Three Months	Nine Months
	Three Months			Nine Months			Ended	Ended
	Ended Sept 30, 2008			Ended Sept 30, 2008			Sept 30/07	Sept 30/07
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$115.34	$8.45	$71.63	$107.92	$9.08	$72.11	$48.26	$50.81
Realized hedging gain or loss	-	0.01	0.04	-	-	0.01	0.24	0.01
Royalties	(21.33)	(1.97)	(14.90)	(19.28)	(1.93)	(14.14)	(8.69)	(9.69)
Transportation	(1.27)	(0.16)	(1.06)	(1.33)	(0.18)	(1.18)	(0.49)	(0.61)
Operating costs	(11.48)	(1.64)	(10.38)	(11.22)	(1.65)	(10.34)	(10.48)	(9.19)
Operating netback	$81.26	$4.69	$45.33	$76.09	$5.32	$46.46	$28.84	$31.33
France
Price	$97.39	$11.90	$96.83	$109.92	$11.06	$108.94	$74.94	$71.42
Realized hedging gain or loss	(5.60)	-	(5.48)	(5.39)	-	(5.27)	(0.28)	0.22
Royalties	(7.08)	(0.30)	(6.97)	(6.40)	(0.18)	(6.28)	(4.99)	(4.94)
Transportation	(4.69)	-	(4.59)	(5.66)	-	(5.54)	(6.97)	(6.23)
Operating costs	(9.86)	(3.54)	(10.11)	(9.83)	(3.46)	(10.08)	(8.24)	(8.90)
Operating netback	$70.16	$8.06	$69.68	$82.64	$7.42	$81.77	$54.46	$51.57
Netherlands
Price	$109.58	$12.25	$73.73	$105.79	$10.81	$65.04	$43.88	$45.87
Operating costs	-	(2.35)	(14.00)	-	(2.04)	(12.18)	(11.61)	(11.77)
Operating netback	$109.58	$9.90	$59.73	$105.79	$8.77	$52.86	$32.27	$34.10
Australia
Price	$96.00	$-	$96.00	$120.00	$-	$120.00	$87.05	$71.83
Royalties	(21.40)	-	(21.40)	(34.99)	-	(34.99)	(26.02)	(16.35)
Operating costs	(17.18)	-	(17.18)	(14.17)	-	(14.17)	(11.15)	(12.94)
Operating netback	$57.42	$-	$57.42	$70.84	$-	$70.84	$49.88	$42.54
Total Trust
Price	$100.83	$9.71	$83.65	$112.93	$9.71	$90.56	$63.50	$59.78
Realized hedging gain or loss	(2.55)	0.01	(1.51)	(2.37)	-	(1.39)	0.01	0.06
Royalties	(14.83)	(1.32)	(12.03)	(18.98)	(1.23)	(14.24)	(10.18)	(8.15)
Transportation	(2.41)	(0.11)	(1.70)	(2.78)	(0.12)	(1.93)	(2.13)	(2.02)
Operating costs	(12.59)	(1.90)	(12.10)	(11.61)	(1.81)	(11.31)	(10.16)	(10.15)
Operating netback	$68.45	$6.39	$56.31	$77.19	$6.55	$61.69	$41.04	$39.52
General and administration			(2.57)			(2.18)	(1.55)	(1.78)
Interest			(0.91)			(1.55)	(2.14)	(1.87)
Foreign exchange			(1.22)			0.14	(0.54)	(0.93)
Proceeds on sale of investments			0.02			0.01	-	-
Current taxes			(6.77)			(9.14)	(3.44)	(3.97)
Fund flows netback			$44.86			$48.97	$33.37	$30.97
Depletion, depreciation and accretion			(21.69)			(21.22)	(18.07)	(18.08)
Future income taxes			(0.22)			0.03	3.45	2.35
Other income or loss			(1.78)			(0.40)	(0.20)	-
Foreign exchange			7.76			(0.81)	1.43	2.64
Non-controlling interest - exchangeable shares			(2.98)			(2.35)	(1.68)	(1.48)
Equity in affiliate			0.05			-	(0.23)	(0.18)
Unrealized gain or loss on derivative instruments			5.09			1.19	(0.38)	(0.23)
Fair value of unit compensation			(1.52)			(1.52)	(1.25)	(1.56)
Earnings netback			$29.57			$23.89	$16.44	$14.43

The above table includes non-GAAP measures which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
($000’s unaudited)
	September 30,	December 31,
	2008	2007

ASSETS

Current
Cash and cash equivalents (Note 13)	$132,436	$47,868
Accounts receivable	114,251	119,645
Crude oil inventory	10,090	11,033
Derivative instruments (Note 10)	6,014	37
Prepaid expenses and other	12,638	7,669
	275,429	186,252
Derivative instruments (Note 10)	8,002	9,515
Long-term investments (Note 12)	64,931	63,128
Goodwill	19,840	19,840
Reclamation fund (Note 4)	62,800	57,928
Capital assets	1,315,677	1,331,460
	$1,746,679	$1,668,123

LIABILITIES

Current
Accounts payable and accrued liabilities	$146,527	$128,858
Distributions payable to unitholders	13,271	12,794
Derivative instruments (Note 10)	1,209	7,450
Income taxes payable	53,896	1,518
	214,903	150,620
Long-term debt (Note 5)	282,711	452,490
Asset retirement obligation (Note 4)	181,159	163,374
Future income taxes	213,466	205,702
	892,239	972,186
Non-controlling interest - exchangeable shares (Note 7)	88,351	68,576

UNITHOLDERS’ EQUITY

Unitholders’ capital (Note 6)	432,500	380,941
Contributed surplus (Note 6)	25,432	29,211
Retained earnings	308,157	217,209
	766,089	627,361
	$1,746,679	$1,668,123

APPROVED BY THE BOARD

(Signed “W. Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

REVENUE
Petroleum and natural gas revenue	$245,712	$187,939	$816,576	$501,609
Royalties	(35,340)	(30,126)	(128,363)	(68,416)
	210,372	157,813	688,213	433,193
EXPENSES AND OTHER
Operating	35,539	30,067	101,991	85,199
Transportation	4,980	6,304	17,380	16,919
Unit based compensation (Note 8)	4,454	3,704	13,704	13,120
Loss (gain) on derivative instruments (Note 10)	(10,537)	1,085	1,865	1,390
Interest	2,674	6,345	13,948	15,693
General and administration	7,541	4,584	19,627	14,967
Foreign exchange (gain) loss	(19,204)	(2,634)	6,045	(14,310)
Other (income) or expense	5,154	594	3,557	(6)
Depletion, depreciation and accretion	63,697	53,475	191,334	151,699
	94,298	103,524	369,451	284,671
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	116,074	54,289	318,762	148,522
INCOME TAXES
Future	639	(10,201)	(313)	(19,758)
Current	19,874	10,186	82,442	33,332
	20,513	(15)	82,129	13,574
OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 7)	8,756	4,978	21,222	12,388
Loss (gain) related to equity method investment	(144)	686	(23)	1,523
	8,612	5,664	21,199	13,911
NET EARNINGS AND COMPREHENSIVE INCOME	86,949	48,640	215,434	121,037
Retained earnings, beginning of period	261,018	194,833	217,209	190,824
Distributions declared (Note 6)	(39,810)	(33,949)	(118,652)	(100,825)
Unit-settled distributions on vested unit based awards (Note 6)	-	-	(5,834)	(1,512)
RETAINED EARNINGS, END OF PERIOD	$308,157	$209,524	$308,157	$209,524

NET EARNINGS PER TRUST UNIT (NOTE 9):
Basic	$1.24	$0.73	$3.11	$1.84
Diluted	$1.22	$0.71	$3.03	$1.77

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 9):
Basic	69,842,684	66,506,235	69,322,375	65,829,215
Diluted	78,364,794	75,735,767	78,114,281	75,222,465

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

OPERATING
Net earnings	$86,949	$48,640	$215,434	$121,037
Adjustments:
Depletion, depreciation and accretion	63,697	53,475	191,334	151,699
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 10)	(14,959)	1,116	(10,705)	1,932
Unit based compensation	4,454	3,704	13,704	13,120
Loss (gain) related to equity method investment	(144)	686	(23)	1,523
Unrealized foreign exchange loss (gain)	(22,780)	(4,235)	7,299	(22,139)
Non-controlling interest - exchangeable shares	8,756	4,978	21,222	12,388
Change in unrealized gains and losses and accruals included in other income or expense relating to investments	5,222	594	3,625	(6)
Future income taxes	639	(10,201)	(313)	(19,758)
	131,834	98,757	441,577	259,796
Asset retirement costs incurred	(2,986)	(1,221)	(5,277)	(2,438)
Changes in non-cash operating working capital	39,403	15,384	80,852	40,795
Cash flows from operating activities	168,251	112,920	517,152	298,153

INVESTING
Drilling and development of petroleum and natural gas properties	(37,402)	(51,720)	(105,971)	(123,518)
Acquisition of petroleum and natural gas properties (Note 3)	(959)	(14)	(46,387)	(120,928)
Long-term investment	-	(30,000)	(627)	(30,000)
Contributions to reclamation fund	(9,711)	-	(9,711)	-
Changes in non-cash investing working capital	1,228	1,326	(498)	(7,517)
Cash flows used in investing activities	(46,844)	(80,408)	(163,194)	(281,963)

FINANCING
Increase (decrease) in long-term debt	(4,043)	45,110	(172,893)	137,239
Issue of trust units for cash	-	2,588	3,740	5,710
Issue of trust units pursuant to the distribution reinvestment plan	-	9,501	18,453	26,185
Cash distributions	(39,808)	(33,860)	(118,175)	(100,479)
Changes in non-cash financing working capital	-	(193)	-	-
Cash flows from or used in financing activities	(43,851)	23,146	(268,875)	68,655
Foreign exchange (loss) on cash in foreign currencies	(5,209)	(2,376)	(515)	(5,431)
Net change in cash and cash equivalents	72,347	53,282	84,568	79,414
Cash and cash equivalents, beginning of period	60,089	53,082	47,868	26,950
Cash and cash equivalents, end of period	$132,436	$106,364	$132,436	$106,364
Supplementary information - cash payments
Interest paid	$3,304	$9,827	$13,065	$19,176
Income taxes paid	$13,091	$9,068	$30,064	$34,838

Notes to the Consolidated Financial Statements
For the three and nine month periods ended September 30, 2008 and 2007
($000’s except unit and per unit amounts, unaudited)

1.    BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below.  These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2007 included in the Trust’s 2007 Annual Report.

2.    NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments - Disclosures”; and Section 3863, “Financial Instruments - Presentation”.  The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements, however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments (see notes 14 and 15).

On January 1, 2008, the Trust adopted Section 3031, “Inventories.”   The adoption of this standard did not impact the Trust’s consolidated financial statements.

3.    INVESTMENTS AND ACQUISITIONS

On January 31, 2008, the Trust completed a Canadian acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million.

The purchase price relating to this asset purchase was allocated as follows:

Capital assets	$46,057
Asset retirement obligation	(1,931)
Total consideration	$44,126

During the three and nine month periods ended September 30, 2008, the Trust acquired $1.0 million and $2.3 million of other petroleum and natural gas properties, respectively.

4.    ASSET RETIREMENT OBLIGATION

The asset retirement obligation was determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $181.2 million as at September 30, 2008 (December 31, 2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of $616.6 million (December 31, 2007 - $579.4 million).  These payments are expected to be made over the next 48 years with most arising within the next 15 to 37 years.  The Trust used a credit adjusted risk free rate of 8% and inflation rates of between 1.5% and 2.0% to calculate the present value of the asset retirement obligation.

The following table reconciles the changes in the Trust’s asset retirement obligation:

	September 30,	December 31,
	2008	2007
Carrying amount, beginning of period	$163,374	$127,494
Increase in liabilities in the period	2,487	12,936
Disposition of liabilities in the period	(5,277)	(4,055)
Change in estimate	3,960	27,240
Accretion expense	10,721	10,067
Foreign exchange	5,894	(10,308)
Carrying amount, end of period	$181,159	$163,374

4.    ASSET RETIREMENT OBLIGATION (CONTINUED)

The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  The following table reconciles the Trust’s reclamation fund investments:

	September 30,	December 31,
	2008	2007
Cash and short-term investments, at fair value	$20,741	$10,838
Equity and debt securities, at fair value	42,059	47,090
	$62,800	$57,928

A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

5.    LONG-TERM DEBT

As at September 30, 2008 the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $675 million.  The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.  The amount available to the Trust under this facility is reduced by a US$12.7 million letter of credit associated with the Trust’s operations.

6.    UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	1,082,868	35,992
Issued on conversion of exchangeable shares	2,143	70
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,477,278	7,045
Transfer from contributed surplus for unit based awards	-	14,592
Trust units issued for bonus plan	23,039	695
Unit-settled distributions on vested unit based awards	41,905	1,512
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares	187,849	6,049
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	16,886
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Balance as at September 30, 2008	69,845,521	$432,500

	September 30,	December 31,
	2008	2007
Contributed Surplus
Opening balance	$29,211	$30,513
Unit compensation expense (excluding bonus plan)	13,107	13,290
Transfer to unitholders’ capital for unit based awards`	(16,886)	(14,592)
Ending balance	$25,432	$29,211

Distributions declared to unitholders for the three and nine month periods ended September 30, 2008 were $39.8 million and $118.7 million, respectively (2007 - $33.9 million and $100.8 million, respectively).  Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

7.    NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The following table summarizes the change in the outstanding exchangeable share balance:

	September 30,	December 31,
	2008	2007
Exchangeable Shares
Opening number of exchangeable shares	4,457,473	4,458,919
Exchanged for trust units	(119,868)	(1,446)
Ending balance	4,337,605	4,457,473
Ending exchange ratio	1.62732	1.55595
Trust units issuable upon conversion	7,058,671	6,935,605

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	September 30,	December 31,
	2008	2007
Non-controlling interest, beginning of period	$68,576	$51,780
Reduction of book value for conversion to trust units	(1,447)	(17)
Current period net earnings attributable to non-controlling interest	21,222	16,813
Non-controlling interest, end of period	$88,351	$68,576

8.    UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the Trust’s Unit Rights Incentive Plan:

		Grant Date
		Weighted
		Average
	Number of	Exercise
	Unit Rights	Price
Balance as at December 31, 2007	1,148,616	$14.55
Exercised	(808,766)	$12.93
Balance as at September 30, 2008	339,850	$18.40

A summary of the plan as at September 30, 2008 is as follows:

		Number of Rights	Remaining
Range of Exercise	Adjusted	Outstanding	Contractual Life
Price At Grant Date	Exercise Price	and Exercisable	of Rights (Years)
$15.01 - $19.56	$5.12 - $9.67	339,850	0.89

No compensation expense has been recorded for the three and nine month periods ended September 30, 2008 (2007 - $0.2 million and $1.1 million, respectively) related to the Unit Rights Incentive Plan as all awards are fully vested.

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2007	1,102,495
Granted	514,663
Vested	(407,113)
Cancelled	(18,350)
Balance as at September 30, 2008	1,191,695

8.    UNIT COMPENSATION PLANS (CONTINUED)

Compensation expense of $4.5 million and $13.1 million has been recorded for the three and nine month periods ended September 30, 2008, respectively (2007 - $3.5 million and $11.3 million, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.2 million and $1.2 million has been recorded as general and administration expense for the three and nine month periods ended September 30, 2008, respectively (2007 - $0.3 million and $1.2 million, respectively).

9.    PER UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
Net earnings	$86,949	$48,640	$215,434	$121,037
Non-controlling interest - exchangeable shares	8,756	4,978	21,222	12,388
Net earnings for diluted net earnings per trust unit calculation	$95,705	$53,618	$236,656	$133,425

Basic weighted average trust units outstanding	69,842,684	66,506,235	69,322,375	65,829,215
Dilutive impact of trust units issuable on conversion of exchangeable shares	7,060,450	6,838,868	7,065,140	6,839,119
Dilutive impact of unit rights incentive and trust unit award plans	1,461,660	2,390,664	1,726,766	2,554,131
Diluted weighted average trust units outstanding	78,364,794	75,735,767	78,114,281	75,222,465

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10.  DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
Q4 2008	US$0.50/bbl	250	$ 69.00 - $ 90.00
Collar - BRENT
Q4 2008	-	500	$ 68.20 - $ 81.00
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$ 65.00 - $ 85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Put - AECO
July - October 2008	$0.35/GJ	2,500	$9.30
July - October 2008	$0.32/GJ	2,500	$9.55

10.  DERIVATIVE INSTRUMENTS (CONTINUED)

The following table reconciles the change in the Trust’s fair value of derivative contracts:
	September 30,	December 31,
	2008	2007
Fair value of contracts, beginning of period	$2,102	$6,280
Opening unrealized loss (gain) on contracts settled during the period	6,708	(1,624)
Realized (loss) on contracts settled during the period	(12,570)	(2,835)
Unrealized gain (loss) during the period on contracts outstanding at the end of the period	3,997	(2,554)
Net payment to counterparties under contract settlements during the period	12,570	2,835
Fair value of contracts, end of period	$12,807	$2,102
Comprised of:
Current derivative asset	$6,014	$37
Current derivative liability	(1,209)	(7,450)
Non-current derivative asset	8,002	9,515
Fair value of contracts, end of period	$12,807	$2,102

The loss (gain) on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
Realized (gain) loss on contracts settled during the period	$4,422	$(31)	$12,570	$(542)
Opening unrealized gain (loss) on contracts settled during the period	(2,110)	149	(6,708)	1,449
Unrealized loss (gain) during the period on contracts outstanding at the end of the period	(12,849)	967	(3,997)	483
Loss (gain) on derivative instruments for the period	$(10,537)	$1,085	$1,865	$1,390

During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11.  SEGMENTED INFORMATION

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
Petroleum and natural gas revenue
Canada	$83,646	$51,886	$252,473	$166,869
France	79,041	62,065	260,787	170,856
Netherlands	28,090	18,282	84,416	55,029
Australia	54,935	55,706	218,900	108,855
	$245,712	$187,939	$816,576	$501,609
Net earnings
Canada	$9,640	$(2,331)	$43,070	$8,065
France	40,069	24,666	81,890	61,315
Netherlands	12,700	7,581	23,125	17,677
Australia	24,540	18,724	67,349	33,980
	$86,949	$48,640	$215,434	$121,037
Capital expenditures
Canada	$16,698	$14,319	$86,607	$48,599
France	11,768	28,087	39,971	56,860
Netherlands	1,410	8,222	11,101	12,603
Australia	8,485	1,106	14,679	126,384
	$38,361	$51,734	$152,358	$244,446

	September 30,	December 31,
	2008	2007
Total assets
Canada	$695,023	$662,904
France	653,868	604,090
Netherlands	142,495	150,533
Australia	255,293	250,596
	$1,746,679	$1,668,123

12.  LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	September 30,	December 31,
	2008	2007
Portfolio investments, at fair value	$6,186	$5,032
Investment in Verenex Energy Inc., equity method (fair value - $152.0 million, 2007 - $158.8 million)	58,745	58,096
Total long-term investments	$64,931	$63,128

13.  COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	September 30,	December 31,
	2008	2007
Monies on deposit with banks	$132,436	$44,588
Guaranteed short-term investments	-	3,280
Total cash and cash equivalents	$132,436	$47,868

14.  CAPITAL DISCLOSURES

In managing capital, the Trust reviews whether fund flows from operations, (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred) is sufficient to pay  for all capital expenditures, distributions, contributions to the reclamation fund and abandonment and reclamation expenditures.  To the extent that the forecasted fund flows from operations is not expected to be sufficient to cover these expenditures, the Trust will evaluate its ability to finance any excess with debt or reduce some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

As a part of the management of capital, the Trust monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to annualized fund flows from operations.

The Trust typically strives to maintain a ratio of net debt to annualized fund flows from operations near 1.0.  In a commodity price environment where prices trend higher, the Trust may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher.  At times, the Trust will use its balance sheet to finance acquisitions and in these situations, the Trust is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months.  This plan could potentially include an increase in hedging activities, a reduction in capital spending and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations for the three and nine month periods ended September 30, 2008 and for the three month period ended December 31, 2007:

	As at or for the	As at or for the	As at or for the
	Three Months Ended	Nine Months Ended	Three Months Ended
	September 30, 2008	September 30, 2008	December 31, 2007
Long-term debt	$282,711	$282,711	$452,490
Current liabilities	214,903	214,903	150,620
Current assets	(275,429)	(275,429)	(186,252)
Net debt [1]	$222,185	$222,185	$416,858
Cash flows from operating activities	$168,251	$517,152	$51,737
Changes in non-cash operating working capital	(39,403)	(80,852)	72,760
Asset retirement costs incurred	2,986	5,277	1,618
Fund flows from operations	$131,834	$441,577	$126,115
Annualized fund flows from operations [2]	$527,336	$588,769	$504,460
Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	0.4	0.4	0.8

For the periods presented here, the ratio of net debt to annualized fund flows from operations was between 0.4 and 0.8 which is within the range targeted by the Trust in high commodity price environments.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items).  During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

15.  FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at September 30, 2008 and December 31, 2007:

Classification of Financial Instruments

			Related Income
Class of	Location on Consolidated	Accounting	or Expense Account	Carrying Amount
Financial Instruments	Balance Sheet	Designation	on Statement of Earnings	and Fair Value of Asset (Liability) as at:
				September 30, 2008	December 31, 2007
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign	$132,436	$47,868
			exchange are included
			in foreign exchange
			loss (gain)

Receivables	Accounts receivable	LAR	Gains and losses on foreign	$114,251	$119,645
			exchange are included in
			foreign exchange loss
			(gain). Impairments are
			recognized as general
			and administration expense

Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative	$14,016	$9,552
			instruments

Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on	$(1,209)	$(7,450)
			derivative instruments

Reclamation fund investments	Reclamation fund	HFT-A	Other income or expense	$62,800	$57,928

Portfolio investments	Long-term investments (1)	HFT-A	Other income or expense	$6,186	$5,032

Payables	Accounts payable and	OTH	Gains and losses on foreign	$(159,798)	$(141,652)
	accrued liabilities.		exchange are included in
	Distributions payable to		foreign exchange loss (gain)
	unitholders.

Long-term debt	Long-term debt	OTH	Interest	$(282,711)	$(452,490)

(1)  See note 12 for a reconciliation of the long-term investments account

Accounting designations used in the above table:

HFT-A - Designated by the Trust as “Held for trading” upon initial recognition.  Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

HFT-B - Classified as “Held for trading” in accordance with Section 3855 of the CICA Handbook.  As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR - “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH - “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

15.  FINANCIAL INSTRUMENTS (CONTINUED)

Determination of Fair Values

Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.  Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets.  The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities.  The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and the Trust may, from time-to-time, be due amounts from counterparties in relation to derivative instruments.  Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation.  For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.  Cash held on behalf of the Trust by financial institutions is also subject to credit risk related to the credit profile of those institutions.

Currency risk:

Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.  The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities.  Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.  At present, the Trust does not have any derivative instruments in place with respect to currency risk.

Commodity price risk:

Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows.  Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:

The Trust holds investments in equity securities in its reclamation fund.  In addition, at September 30, 2008 the Trust held portfolio investments in equity securities with a fair value of $6.2 million.  The fair value of these instruments is exposed to changes in the prices of the underlying equities.

Interest rate risk:

Vermilion’s debt is primarily comprised of short-term bankers acceptances that bear interest at market rates.  Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.  The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

15.  FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities.  The Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Vermilion does not consider there to be a present risk in relation to funds availability to the Trust under its committed borrowing facility.

The nature of these risks and the Trust’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Above Risks

Credit risk:

As at September 30, 2008 Vermilion’s maximum exposure to receivable credit risk was $128.3 million which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.  In addition, at September 30, 2008 Vermilion had $132.4 million in cash on deposit at banks.  The Trust is reviewing options to mitigate its risk in relation to recent economic events.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

Liquidity risk:

The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

		Later than one	Later than three	Later than one
Due in (from balance	Not later	month and not later	months and not later	year and not later
sheet date)	than one month	than three months	than one year	than five years

Non-derivative financial liabilities	$96,354	$58,707	$4,737	$282,711
Derivative financial liabilities	-	$806	$403	-

Minimal liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility.

Market risk:

As previously noted, the Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities.  The following table summarizes what the impact on net earnings before tax would be for the nine month period ended September 30, 2008 given changes in the relevant risk variables that the Trust considers were reasonably possible at September 30, 2008.  The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

15.  FINANCIAL INSTRUMENTS (CONTINUED)

		Effect on net earnings before
Risk	Description of change in risk variable	tax increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the
	Euro by 5% over the relevant closing rates on September 30, 2008.	$(7,248)

	Decrease in strength of the Canadian dollar against the
	Euro by 10% over the relevant closing rates on September 30, 2008.	$14,495

Currency risk - US$ to Canadian	Increase in strength of the Canadian dollar against the
	US$ by 5% over the relevant closing rates on September 30, 2008.	$(3,005)

	Decrease in strength of the Canadian dollar against the
	US$ by 10% over the relevant closing rates on September 30, 2008.	$6,009

Currency risk - AUD$ to Canadian	Increase in strength of the Canadian dollar against the
	AUD$ by 5% over the relevant closing rates on September 30, 2008.	$46

	Decrease in strength of the Canadian dollar against the
	AUD$ by 10% over the relevant closing rates on September 30, 2008.	$(92)

Commodity price risk	Increase in relevant oil reference price at September 30, 2008 by US$5.00/bbl
	within option pricing models used to determine the fair value of derivative positions.	$(1,333)

	Decrease in relevant oil reference price at September 30, 2008 by US$5.00/bbl
	within option pricing models used to determine the fair value of derivative positions.	$1,333

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended September 30, 2008.

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ABBREVIATIONS

OFFICERS & KEY PERSONNEL
FirstQuarterReportMarch 31, 2003
CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Keith D. Hartman, P.Eng.
Vice President Exploitation

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B.
Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations
Vermilion REP SAS

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

The Bank of Nova Scotia
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Vice President Capital Markets

HEAD OFFICE
2800, 400 - 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE
investor_relations@vermilionenergy.com
www.vermilionenergy.com

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
CBM	coalbed methane
GJ	gigajoules
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

you can see our

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VERMILION
ENERGY TRUST

2800, 400 – 4TH Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: 403.269.4884 Fax: 403.264.6306
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com
vermilionenergy.com